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                               CHESWOLD LANE FUNDS
                                  (the "Trust")

            Financial Code of Ethics for Principal Financial Officers

1. HONEST AND ETHICAL CONDUCT

         The Principal Executive Officer, Principal Financial Officer, or other Trust officers performing similar functions (the "Principal Officers") of the Trust shall act with honesty and integrity, ethically handle actual or apparent conflicts of interest between personal and professional relationships, and shall report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest between their interests and those of the Trust to the Audit Committee, the full Board of Trustees of the Trust, and, in addition, to any other appropriate person or entity that may reasonably be expected to deal with any conflict of interest in timely and expeditious manner.

         The Principal Officers shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting acts or allowing their independent judgment to be subordinated or compromised.

2. FINANCIAL RECORDS AND REPORTING

         The Principal Officers shall provide full, fair, accurate, timely and understandable disclosure in the reports and/or other documents to be filed with or submitted to the Securities and Exchange Commission or other applicable body by the Trust, or that is otherwise publicly disclosed or communicated. The Principal Officers shall comply with applicable rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

         The Principal Officers shall respect the confidentiality of information acquired in the course of their work and shall not disclose such information except when authorized or legally obligated to disclose. The Principal Officers will not use confidential information acquired in the course of their duties as Principal Officers.

         The Principal Officers shall share knowledge and maintain skills important and relevant to the Trust's needs; shall proactively promote ethical behavior of the Trust's employees and as a partner with industry peers and associates; and shall maintain control over and responsibly manage assets and resources employed or entrusted to them by the Trust.

3. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

         The Principal Officers shall establish and maintain mechanisms to oversee the compliance of the Trust with applicable federal, state or local law, regulation or administrative rule, and to identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local law, regulation or rule.

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4. COMPLIANCE WITH THIS CODE OF ETHICS

         The Principal Officers shall promptly report any violations of this Code of Ethics to the Audit Committee as well as the full Board of Trustees of the Trust and shall be held accountable for strict adherence to this Code of Ethics. A proven failure to uphold the standards stated herein shall be grounds for such sanctions as shall be reasonably imposed by the Board of Trustees of the Trust.

5. AMENDMENT AND WAIVER

         This Code of Ethics may only be amended or modified by approval of the Board of Trustees. Any substantive amendment that is not technical or administrative in nature or any material waiver, implicit or otherwise, of any provision of this Code of Ethics shall be communicated publicly in accordance with Item 2 of Form N-CSR under the 1940 Act.



   Adopted: June 2, 2006



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